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FA 4/10/03

03011742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2.1.02 (MM/DD/YY) AND ENDING 12.31.02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Sec File# 8-53646
Firm# 33-0979281

NAME OF BROKER-DEALER: Context Convertible Arbitrage Fund, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
12626 High Bluff Drive, #440 (No. and Street)
San Diego (City), CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Mott 858.481.3666 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young
(Name – if individual, state last, first, middle name)
725 S. Figueroa Street (Address), Los Angeles (City), CA (State) 90017 (Zip Code)

RECEIVED APR 02 2003

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 21 2003
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Michael S. Rosen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Context Convertible Arbitrage Fund LP, as of 12.31.02, 20__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]

Signature

Michael S. Rosen

Title

Co-Chairman, CEO

SEE ATTACHMENT FOR OFFICIAL NOTARIZATION

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- N/A ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Diego } ss.

On 3-31-03 (Date) before me, Norman Yuen, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))
personally appeared Michael S. Rosen (Name(s) of Signer(s))

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

OFFICIAL SEAL
NORMAN YUEN
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1224146
SAN DIEGO COUNTY
MY COMM. EXP. JUNE 12, 2003

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or affirmation

Document Date: 3-31-03 Number of Pages: one

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer

Signer's Name: M. S. Rosen

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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AUDITED FINANCIAL STATEMENTS

Context Convertible Arbitrage Fund, L.P. (a California Limited Partnership)

For the period February 1, 2002 (commencement of operations) to December 31, 2002

with Report of Independent Auditors

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Audited Financial Statements

For the period February 1, 2002 (commencement of operations) to December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

The Partners
Context Convertible Arbitrage Fund, L.P.

We have audited the accompanying statement of assets and liabilities, including the condensed schedule of investments, of Context Convertible Arbitrage Fund, L.P. (a California Limited Partnership) (the Partnership) as of December 31, 2002, and the related statements of operations and changes in net assets for the period February 1, 2002 (commencement of operations) to December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Context Convertible Arbitrage Fund, L.P. as of December 31, 2002, and the results of its operations and the changes in its net assets for the period February 1, 2002 (commencement of operations) to December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 24, 2003

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Statement of Assets and Liabilities

December 31, 2002

Assets	
Cash	$ 421,060
Investments in securities, at market value (cost $30,335,533)	30,774,808
Receivable from broker	479,163
Interest receivable	205,300
Dividends receivable	31,234
Other	28,685
Total assets	31,940,250
Liabilities	
Securities sold, not yet purchased, at market value (proceeds $11,089,878)	10,928,005
Payable to broker	1,526,849
Interest payable	7,980
Dividends payable	5,565
Accrued professional fees	21,091
Management fees payable	5,065
Advanced capital contributions	900,000
Total liabilities	13,394,555
Net assets	$ 18,545,695

See accompanying notes.

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Condensed Schedule of Investments

December 31, 2002

Investments in Securities	**Face Value**	**Percent of Net Assets**	**Market Value**
All Investments are in the United States			
Corporate Bonds			
Agricultural			
Bunge Ltd. Finance Corp., 3.75%,			
due 11/15/2022	940,000	5.24%	$ 971,302
Collectibles		4.49	832,773
Computer Software and Hardware		7.71	1,430,579
Consumer			
World Color Press Inc., 6.00%,			
due 10/1/2007	1,175,000	6.51	1,208,018
Other		2.66	493,625
Total Consumer		9.17	1,701,643
Distribution		1.65	305,153
Financial Services		22.07	4,092,515
Hospitality		1.82	337,464
Industrial		1.91	354,585
Manufacturing		8.07	1,497,277
Media		10.48	1,943,012
Medical			
Allergan Inc. 0%, Due 11/6/2002	1,280,000	5.92	1,097,088
Teva Pharmaceuticals Finance, 0.375%,			
due 11/15/2022	950,000	5.45	1,009,850
Other		30.36	5,630,964
Total Medical		41.73	7,737,902
Retail		10.35	1,919,934
Telecommunications		5.50	1,019,253
Transport		4.69	869,427
Wireless Equipment		1.79	332,272
Total Corporate Bonds (cost $24,977,630)		136.67	25,345,091

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Condensed Schedule of Investments (continued)

December 31, 2002

Investments in Securities (continued)	**Percent of Net Assets**	**Market Value**
All Investments are in the United States		
Preferred Stocks		
Consumer	0.94%	$ 174,735
Financial	12.99	2,409,192
Industrial	2.00	371,340
Media	1.60	295,863
Miscellaneous	0.08	15,000
Real Estate	6.27	1,163,402
Transport	2.64	489,630
Total Preferred Stocks (cost $4,876,312)	26.52	4,919,162
Common Stocks		
Miscellaneous	1.07	197,540
Telecommunications	1.68	313,015
Total Common Stocks (cost $481,591)	2.75	510,555
Total Investments in Securities (cost $30,335,553)	165.94%	$ 30,774,808

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Condensed Schedule of Investments (continued)

December 31, 2002

Securities Sold, not yet Purchased	Shares	Percent of Net Assets		Market Value
All Investments are in the United States				
Common Stocks				
Aerospace		1.12%	$	207,095
Agricultural		2.15		397,952
Collectibles		0.35		64,600
Distribution		2.02		374,245
Energy		0.06		10,488
Financial Services		11.39		2,113,066
Hospitality		0.15		27,420
Manufacturing		5.56		1,031,794
Media		1.67		309,567
Medical		14.01		2,598,072
Metal		1.11		206,376
Produce		0.61		113,897
Real Estate		4.73		876,482
Retail		4.24		786,598
Semiconductors		3.59		666,284
Telecommunications		2.91		540,246
Transport		3.26		603,823
Total Securities Sold, not yet Purchased (proceeds $11,089,878)		58.93%	$	10,928,005

See accompanying notes.

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Statement of Operations

For the period February 1, 2002 (commencement of operations) to December 31, 2002

Investment income:		
Interest	$ 747,564	
Dividends	266,058	
Total investment income		$ 1,013,622
Investment expense:		
Interest	141,201	
Dividends	82,996	
Management fees	5,065	
Professional fees	29,533	
Other	37,844	
Total investment expense		296,639
Net investment income		716,983
Net realized gain on investments	327,464	
Net unrealized appreciation of investments during the period	601,148	
Net gain on investment transactions		928,612
Net increase in net assets resulting from operations		$ 1,645,595

See accompanying notes.

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Statement of Changes in Net Assets

For the period February 1, 2002 (commencement of operations) to December 31, 2002

	General Partner	Limited Partners	Total
Net increase in net assets resulting from operations	$ 13	$ 1,645,582	$ 1,645,595
Capital contributions	100	16,900,000	16,900,100
Capital withdrawals	–	–	–
Special profit allocation	23,669	(23,669)	–
Total increase	23,782	18,521,913	18,545,695
Net assets:			
Beginning of period	–	–	–
End of period	$ 23,782	$ 18,521,913	$ 18,545,695

See accompanying notes.

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Notes to Financial Statements

December 31, 2002

1. Organization

Context Convertible Arbitrage Fund, L.P. (the Partnership) was formed as a limited partnership under the California Revised Limited Partnership Act and commenced operations on February 1, 2002. The term of the Partnership will continue until December 31, 2030, unless terminated earlier as provided for in the Partnership Agreement (the Agreement).

Context Capital Management, LLC (the General Partner), a California limited liability company, is the General Partner of the Partnership.

The Partnership's investment objective is to produce low risk returns approximately equal to the yield on 90-day Treasury Bills plus 300 to 400 basis points. In pursuit of that objective, the Partnership deals in securities consisting principally, but not solely, of convertible debt instruments, convertible preferred stock, and short sales of common stock traded publicly in domestic markets. The Partnership's investment approach focuses on convertible arbitrage, but it may employ alternative approaches at the discretion of the General Partners. There is no assurance that the Partnership will achieve its investment objectives.

Investment in the Partnership may be deemed speculative and involves significant risk factors and is suitable only for sophisticated investors who have limited need for liquidity of their investment and who can accept a high degree of risk in their investments. See the Partnership's offering memorandum for a complete description of the Partnership and the risks associated therewith.

2. Significant Accounting Policies

Basis of Accounting

The Partnership uses the accrual basis of accounting. Accordingly, income and expenses are recorded as earned and incurred, respectively.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists primarily of cash on deposit with a financial institution pending reinvestment. These funds, in addition to investments in securities, are essentially restricted to the extent that they serve as margin deposits for securities sold, not yet purchased. The Partnership continually monitors the creditworthiness of the financial institutions with which it conducts business.

Securities Transactions

Securities transactions and the related income and expenses are recorded on a trade-date basis, relieving the cost of securities owned and proceeds from securities sold, not yet purchased on realized transactions, on a first-in, first-out basis.

Marketable securities, including options, which are listed on a national securities exchange or the "NASDAQ" system, or trade over-the-counter, are valued at their last sales prices on the valuation date or, if no sales occurred on such day, at the "bid" price on such day if held "long" and the "asked" price if held "short" by the Partnership. If the valuation date is not a trading day, the securities are valued as of the last trading date preceding the valuation. Nonmarketable securities are valued at fair value as determined in good faith under procedures adopted by the General Partner. Due to the inherent uncertainty of valuation, those estimated values of nonmarketable securities may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. Unrealized gains and losses on open positions are included in income.

2. Significant Accounting Policies (continued)

Securities Transactions (continued)

In the normal course of business, the Partnership enters into options contracts for trading purposes. Typically, options contracts serve as components of the Partnership's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Partnership.

Generally, the Partnership purchases or writes various equity put and call options. Written options represent commitments to sell or buy the underlying equity securities at specified prices and future dates. As a result, written options create the risk that the Partnership's ultimate obligation to satisfy the delivery requirements may exceed the amount recorded in the accompanying statement of assets and liabilities.

The Partnership's exposure to credit risk associated with counterparty nonperformance on any options that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Partnership trades in only exchange-traded options.

Receivable from Broker

Receivable from broker represents amounts due from broker for unsettled trades.

Payable to Broker

Payable to broker represents amounts due to broker for unsettled trades.

Advanced Capital Contributions

Advanced capital contributions represent capital contributions received from limited partners prior to December 31, 2002, but that are not effective until January 1, 2003.

2. Significant Accounting Policies (continued)

Contributions and Withdrawals

As provided in the Agreement, initial and subsequent capital contributions may be made by limited partners as of any day of the fiscal period with the consent of the General Partner. The minimum initial capital contribution is $1,000,000, while no such minimum exists for subsequent capital contributions. The General Partner may modify existing subscription requirements or establish new subscription requirements for any investor. Withdrawals, which require not less than 30-days prior written notice, may be made by limited partners as of the last day of any quarter. Withdrawals may not be made prior to a limited partner's one-year anniversary in the Partnership. Partial withdrawals for amounts less than $50,000 will not be permitted, and no partial withdrawal may reduce the value of a limited partner's capital account to the lesser of their initial contribution or $1,000,000. At the General Partner's discretion, withdrawals may be made at other times and in other amounts.

As provided in the Agreement, the General Partner may withdraw all or any part of its capital account under the same terms and conditions that apply to limited partners. Further, the General Partner has the right to distribute to itself, within 90 days after the end of any fiscal year, any profits allocated to its capital account.

Corporate Bonds

As required by provisions of the AICPA Audit and Accounting Guide for Investment Companies, the Partnership amortizes the premiums and discounts of its corporate bonds on an effective-yield basis. The effect of such amortization had no impact on total assets of the Partnership, but resulted in a $122,965 increase in cost of securities and a corresponding $122,965 decrease in unrealized appreciation of investments and increase in net investment income, based on securities held by the Partnership on December 31, 2002.

Income Taxes

No provision for federal or state income taxes is made in the accompanying financial statements since the Partnership is not subject to income taxes. The partners are required to include their proportionate share of income in their corporate or individual income tax returns.

3. Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations of the Partnership to make a future delivery of a specific security and, correspondingly, create an obligation to purchase the security at prevailing market prices (or deliver the security, if owned by the Partnership) at the later delivery date. As a result, these short sales create the risk that the Partnership's ultimate obligation to satisfy the delivery requirements may exceed the amount recorded in the accompanying statement of assets and liabilities.

4. Concentration of Credit Risk

The Partnership invests its excess cash in deposits with one broker and has loss exposure for amounts deposited in excess of the federal insurance limit in the event of nonperformance by the institution. The General Partner continuously monitors the creditworthiness of its brokers.

5. Related Party Transactions

The Agreement provides that the General Partner will receive from the Partnership a quarterly management fee equal to one-quarter of one percent of the capital balance of each limited partner's capital account in the Partnership as of the first day of each quarter. The General Partner may reduce the management fee charged to one or more limited partners. The management fee is treated as an investment expense for purposes of computing the General Partner's special profit allocation. For the period February 1, 2002 (commencement of operations) to December 31, 2002, the Partnership incurred management fees of $5,065, which was payable at December 31, 2002.

Affiliates of the General Partner maintain investments of approximately $16,027,235 in the Partnership through 11 limited partnership accounts.

6. Allocation of Profits and Losses to Partners

The Agreement provides that the General Partner and each limited partner share in the profits and losses in proportion to the amount of the Partnership interest owned by each on the first day of each period, except that no limited partner will become liable for obligations of the Partnership in excess of his capital contributions and profits, if any, net of distributions. Profits and losses are allocated on the last day of each period.

6. Allocation of Profits and Losses to Partners (continued)

The Agreement provides that the General Partner will receive special profit allocation for its investment services provided to the Partnership. The special profit allocation is deducted from a limited partner's capital account at the end of each fiscal year and is equal to 20% of the net increase in net assets resulting from operations allocated to the limited partner for that fiscal year. Prior to any such allocation to the General Partner, cumulative losses allocated to the limited partner in all prior periods must be recovered. For the period February 1, 2002 (commencement of operations) to December 31, 2002, the General Partner received $23,669 in special profit allocations.

7. Financial Highlights

Financial highlights for the period February 1, 2002 (commencement of operations) through December 31, 2002, are as follows:

	Limited Partners
Total return before special profit allocation	13.38%*
Special profit allocation	(0.15)%*
Total return after special profit allocation	13.23%*
Ratios to average net assets:	
Expenses	(2.53)%**
Special profit allocation	(0.20)%**
Total expenses and special profit allocation	(2.73)%**
Net investment income	6.13%**

* Not Annualized
** Annualized

Total return is calculated for the limited partner class taken as a whole. An individual investor's return may vary from these returns based on participation in hot issues, private investments, specific trade and investment allocations, different management fee and special profit allocation arrangements (as applicable) and the timing of capital transactions.

7. Financial Highlights (continued)

Ratios to average net assets are calculated for the limited partner class taken as a whole. The computation of such ratios based on the amount of expenses, incentive allocation and net investment income (expense) assessed to an individual investor's capital may vary from these ratios based on participation in hot issues, private investments, specific trade and investment allocations, different management fee and special profit allocation arrangements (as applicable) and the timing of capital transactions.

Average net assets have been computed based on monthly valuations.

8. Subsequent Events

Capital contributions effective January 1, 2003, February 1, 2003, and March 1, 2003, totaled $2,800,000, $900,000, and $1,850,000, respectively. Capital withdrawals effective January 1, 2003, totaled $23,669.